Exhibit 3.1

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS

Article XII of the Amended and Restated Bylaws of the Company is amended and restated to read in its entirety as follows:

Article XII

Unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders, the Company shall not grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the date of grant. This bylaw may not be amended or repealed without the affirmative vote of the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders.